Pellegrini & Mendoza LLP

410 Park Avenue
New York, NY 10022

TEL: (212) 231-8471
FAX: (212) 231-8121

June 24, 2011

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	ITP Energy Corporation Current Report on Form 8-K Filed May 5, 2011 File No. 005-80683

Dear Mr. Spirgel:

We are filing herewith Amendment No. 1 (“Amendment No. 1”) to the Current Report on Form 8-K for ITP Energy Corporation (the “Company”).  We are writing this letter to respond to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 31, 2011 (the “Comment Letter”) with respect to the Current Report on Form 8-K containing Form 10 information (the “Original Filing”) filed by the Company on May 5, 2011.  For your convenience, we have reproduced the Staff’s comment preceding each response.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter.  All page references in this letter are to the unmarked version of Amendment No. 1 enclosed herewith.

General

1.
We note on page 1 that you reference the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 by referring to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. However, these safe harbor provisions are not available to penny stock companies. Please remove these references.

In response to the Staff’s comment, we respectfully submit to the Staff that the Company believes that upon consummation of the reverse acquisition transaction, it is questionable whether the common stock of the Company continues to qualify as “penny stock”, as such term is defined in Exchange Act Rule 3a51-1, and even if it were deemed to continue to qualify as “penny stock” for purposes of the Original Filing, the Company is not excluded from the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 codified in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act, because the Original Filing is neither registering nor is made in connection with the issuance of penny stock. Each of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act provide that such sections “shall not apply to a forward-looking statement:

1.  that is made with respect to the business or operations of the issuer, if the issuer /…/ C. issues penny stock”

The Company did not issue penny stock as part of the reverse merger transaction.  Section 27A of the Securities Act and Section 21E of the Securities Exchange Act should remain available to the Company.

2.
We note on page 3 that you effectuated a reverse stock split on March 21, 2011 and merged into a wholly-owned subsidiary where you adopted the name of the subsidiary as ITP Energy Corporation. However, it does not appear you have filed any proxy or information statements required by these corporate actions. Please advise.

The Company is incorporated under the laws of the State of Nevada.  Pursuant to section 78.207 of the Nevada Revised Statutes, a corporation may change the number of shares of its authorized stock by increasing or decreasing the number of authorized shares of the class or series and correspondingly increasing or decreasing the number of issued and outstanding shares of the same class or series held by each stockholder of record at the effective date and time of the change, by a resolution adopted by the board of directors, without obtaining the approval of the shareholders.  The reverse stock split adopted by the Company’s board equally affected both the number of shares authorized to be issued by the Company and the total number of shares issued and outstanding, and therefore did not require the approval or any action by the Company’s shareholders.

Similarly, pursuant to section 92A.180 of the Nevada Revised Statutes a parent domestic corporation owning at least 90 percent of the outstanding shares of each class of a subsidiary corporation entitled to vote on a merger, may merge the subsidiary into itself without approval of the owners of the owner’s interests of the parent domestic corporation or the owners of the owner’s interests of the subsidiary domestic corporation.  Because the merger was with a wholly-owned subsidiary, neither the approval nor any action by the Company’s shareholders was required to effectuate such merger.

3.
Tell us whether the company qualifies a foreign private issuer following the reverse acquisition. If so, include a risk factor highlighting the possibility that the company could become subject to different disclosure standards as a result.

Following the reverse acquisition, the Company continues to be incorporated under the laws of the State of Nevada and does not qualify as a foreign private issuer.

Form 10 Information, page 5

4.	Discuss management’s reasons for engaging in the reverse acquisition and becoming a public company.

Generally, in the oil and gas industry, contracts for procurement and construction contractor services having a value in excess of $30 million require substantial amounts of capital from the contractor, whereas contracts in the range of $10 to $20 million generally provide for pre-financing by the client or other sources.  Because of this, typically smaller contractors will not grow over a sales volume of $30 million without having capital and liquidity. ITP Benelli S.p.A. engaged in a reverse acquisition to become a public company and have access to broader sources of capital in support of the expansion of its business.  ITP Benelli S.p.A. chose to become a public company in order to have the ability to synchronize its access to the capital markets in light of constantly changing capital market conditions and also with the view that adopting higher corporate governance standards and financial reporting will translate into access to less onerous sources of capital, whether private or public.

Risk Factors, page 24

Risks Relating to our Common Stock, page 30

5.	Include a risk factor highlighting the unavailability of Rule 144 for resales of your company’s restricted securities until 1 year from the filing of this Form 8-K.

In response to the Staff’s comments, we have revised the Original Filing to include the requested disclosure. The new risk factor is transcribed below and can also be found on page 32 of the Amendment No. 1.

“Sales of our currently issued and outstanding stock may become freely tradable pursuant to Rule 144 and may dilute the market for your shares and have a depressive effect on the price of the shares of our common stock.

Approximately 94% of the shares of common stock issued and outstanding by the Company are “restricted securities” within the meaning of Rule 144 under the Securities Act (“Rule 144”).  As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Securities Act and as required under applicable state securities laws.  Rule 144 provides in essence that a non-affiliate who has held restricted securities for a period of at least six months (one year after filing Form 10 information with the SEC for shell companies such as us and former shell companies) may sell their shares of common stock.  Under Rule 144, affiliates who have held restricted securities for a period of at least six months (one year after filing Form 10 information with the SEC for shell companies such as us and former shell companies) may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1% of a company’s outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to the sale (the four calendar week rule does not apply to companies quoted on the OTCBB).  A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to subsequent registrations of our shares of common stock, may have a depressive effect upon the price of our shares of common stock in any active market that may develop.”

Directors and Executive Officers, page 56

6.
Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your three director nominees should serve as a director for the company. See Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure in the Original Filing to further explain the following:

Mr. Manfredi Mazziotti graduated in Mechanical Engineering and started his career in the oil and gas field with Technip, one of the world’s most recognized engineering procurement and construction contractors.

During the last ten years, Mr. Mazziotti has changed ITP Benelli S.p.A. from a small family business to a contractor with $62 million in revenues during 2010. He has personally managed ITP Benelli S.p.A. both commercially and technically for several years, developed technical skills in the oil and gas business and established personal relations with customers like Shell, Apache, ENI, Petrofac and Saipem. He has personally managed engineering procurement and construction works in Egypt, such as the Fayum Gas plants and the Salam early gas trains. He is also familiar with the United States market, where he identified and through ITP Benelli S.p.A. purchased Surface Equipment Corporation, a Texas based corporation engaged in the same business as ITP Benelli S.p.A. with $6.1 million in assets and $12.5 million in sales during 2010.  Mr. Mazziotti has been the Chairman of the Board of Surface Equipment Corporation since 2007.

Mr. Gianfranco Turrini has acted as project manager and business development in Italy and abroad for 30 years. Mr. Turrini has worked with Foster Wheeler, Techint, and Snia Engineering as project engineer, project manager and business development manager, respectively. He has recently contributed to the development of ITP Benelli S.p.A. in Italy and Belarus.

Mr. Andrea Bardavid has more than 10 years experience as independent advisor in the corporate finance and capital market industry. In the oil and gas field, he has acted as advisor and management consultant for, among others, Erg Petroli, Technip, Gaz de France, Natixis Private Equity, Danieli Steel Group (Acciaierie Bertoli Safau) and ABB. In addition, Mr. Bardavid has broad expertise in accounting and financial auditing.

Executive Compensation, page 57

Compensation and Discussion Analysis, page 57

7.	Discuss the basis for Mr. Mazziotti di Celso’s 2010 bonus.

Mr. Mazziotti’s 2010 bonus was neither based on pre-determined goal nor a mathematical formula.  Mr. Mazziotti’s 2010 bonus was decided by ITP Benelli S.p.A.’s board of directors in its sole discretion to reward Mr. Mazziotti for the growth and success of the Company experienced during the 2009-2010 period, in great part achieved through his leadership and expertise.  The following disclosure has been added in the footnote discussing Mr. Mazziotti’s compensation on page 60.

“Mr. Mazziotti’s 2010 bonus was neither based on pre-determined goal nor a mathematical formula.  Mr. Mazziotti’s 2010 bonus was decided by ITP Benelli S.p.A.’s board of directors in its sole discretion to reward Mr. Mazziotti for the growth and success of the Company experienced during the 2009-2010 period, in great part achieved through his leadership and expertise.”

Market Price and Dividends on Our Common Equity and Related Stockholder Matters, page 60

Market Information, page 60

8.	Disclose whether the company has any plans to seek quotation on the OTC Bulletin Board or listing on an exchange.

As described in the Original Filing, under the caption “MARKET PRICE AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS—Market Information” on page 62, prior to the reverse recapitalization merger, the shares of common stock of the Company have been quoted and traded in the over the counter market Pink Sheets, under the symbol ticker “ITPG”.  The CUSIP number for our Common Stock is 450630 108.

As discussed above in response to the Staff’s question No. 4, one of the main business reasons for ITP Benelli S.p.A. to have entered into the reverse recapitalization transaction was to allow ITP Benelli S.p.A. to gain access to broader sources of financing.  One such possibility is the issuance of shares of stock of the Company which would likely result in the Company applying for listing of its shares on an exchange.  At this time, however, the Company is not engaged in any formal discussions with any underwriter or potential purchasers of shares of its capital stock.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page 6

Basis for Consolidation, page 7

9.
You disclose that financial statements include the accounts of variable-interest entities in which the company is the primary beneficiary. For your variable-interest entities please include the disclosures required by ASC 810-10-50-2AA or tell us why these disclosures are not applicable.

The Company notes the Staff’s comment and advises the Staff that the Group has only subsidiaries consolidated using the voting interest model, since ITP Benelli S.p.A. has no interest in entities that meet the definition of variable-interest entities. Therefore the disclosures required by ASC 810-10-50-AA are not applicable.

On page 7, note 2, the financial statements indicate “The principles of Accounting Standard Codification (“ASC”) No. 810, Consolidation are considered when determining whether an entity is subject to consolidation.”

We believe that the disclosure provided satisfies the disclosure requirements.

Revenue Recognition, page 9

10.
Refer to your accounting policy for revenue recognition on page 9. Please expand the disclosure to clarify the types of revenues that use the percentage-of-completion method and the types of revenues that use the completed contract method for revenue recognition. Also disclose the method you use to calculate the amount of revenue recognized under the percentage-of-completion method and how you account for contracts that you estimate will have a loss at the end of the contract.

The Company notes the Staff’s comment and advises the Staff  that revenues related to construction contracts are accounted on a percentage-of-completion basis for all entities, except for the subsidiary Surface Equipment Corporation (“SEC”), which accounts for the long term agreements using the completed contract method, in accordance with ASC 605-35-25-61 (“An entity using the percentage-of-completion method as its basic accounting policy shall use the completed-contract method for a single contract or a group of contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful”).

The following disclosure has been inserted in the financial statements, note 2, “Inventories” (please note that the disclosure below addresses also your question 12) and revise the previous disclosure:

“Inventories are valued at the lower of cost or market, with cost being determined using the weighted average cost method. Production inventory costs include material, labor and factory overhead. The Company records inventory allowances based on excess and obsolete inventories.

With regards to work in progress, earnings are recorded on a percentage-of-completion basis, except for the subsidiary SEC, which accounts for the long term agreements using the completed contract method. Work in progress recognized include direct and indirect costs associated to the construction contracts.

Under the percentage-of-completion method, contract revenues and total cost estimates are reviewed and revised periodically as work progresses. Revenues are computed by multiplying total estimated contract revenue by the percentage of completion (as determined by the cost-to-cost method). The excess of the amount over the earned revenue reported in prior periods is the earned revenue that is recognized in the income statement for the current period. The subsidiary SEC uses the completed contract method because SEC has primarily short-term contracts for which reasonable dependable estimates cannot be made. Moreover, since SEC has primarily short-term contracts, the financial position and results of operations would not vary materially from those resulting from use of the percentage-of-completion method.

Provisions for losses are recognized when the estimated cost for the contract exceeds estimated revenue and are recognized in the period in which they become evident. The provisions for losses are recognized in the income statement as additional contract costs rather than as a reduction of contract revenue.”

 Note 10 – Inventory, page 19

11.
We note that your work in progress is net of prepayments. Please expand the disclosure to describe the nature of the prepayments, your right to offset such prepayments with work in progress to the same customer if your contracts permit such an offset and disclose the amount of prepayments, if material.

In response to the Staff’s comment, the following disclosure has been added in the financial statements, note 10, “Inventories”, after the sentence “The work in progress balance is net of prepayments received”:

“Prepayments are cash payments made by the customers as indicated in our contracts upon achievement of specific contract milestones. Contracts specify the right to offset such prepayments with work in progress after approval by our clients. The amount of prepayments as of December 31, 2010 and December 31, 2009 is not material.”

Note 14 – Prepaid Expenses, page 20

12.
We note that prepaid expenses include mainly deferred charges which are expenses or revenues which are accounted for in a later accounting period than the payment for an anticipated future benefit, or to comply with the requirement of matching costs with revenues. Please expand the disclosure for prepaid expenses and inventories to clarify how you classify costs related to future revenues, including the types of expenses included in inventory – work in progress and prepaid expenses.

In response to the Staff’s comment, the following disclosures has been added in the financial statements at the end of note 14 “Prepaid expenses and deferred taxes”:

“Prepaid expenses primarily include cash advances to contractors paid up-front, as part of the contracted price, in order to quickly start the projects, to employees to advance business travel expenses and payments for insurance with a cost of competence of the subsequent fiscal year. The prepaid expenses above are not included in work in progress as they are not specifically related to the projects in progress.”

Note 16 – Current Liabilities, page 22

13.
Refer to your accounting policy for warranty expense on page 9. Please expand the disclosure of Other Liabilities included in current liabilities to detail the amount of warranty expense accrued and the changes in the liability for the periods presented, if material.

The Company notes the Staff’s comment and advises the Staff that in the fiscal year 2010, 2009 and 2008 the amount of warranty expenses accrued and the changes in the liability for the periods presented is not material.

We believe that a modification to the disclosure is not necessary.

Note 22. Income Taxes, page 25

14.
We note that your effective tax rate has fluctuated between 36.5% and 75.5% for the periods presented. Please expand the disclosure in Note 22 to explain the significant changes in basis differences on accounts receivable from period to period. Please expand MD&A on pages 44, 46, 49 and 51 accordingly.

In response to the Staff’s comment, we respectfully submit to the Staff that the Company believes that having included a rate reconciliation in the Note 22, the Company believes that the disclosure requirements of ASC 740 are appropriately addressed.

The following disclosure has been added in the MD&A:

“The effective tax rate for the year 2008 and, less significantly, for the year 2009, has been affected by the reduction of income before taxes, compared to taxable income, as a result of allowances for doubtful accounts and inventory write offs that are not deductible under Italian tax law. The impact on the effective tax rate of the allowances for doubtful accounts for the year 2008 and 2009 was 25.4% and 6.5% respectively.

The effective tax rate for the year 2010 has been reduced by 3.4% as a result of the positive impact of a deferred tax asset recorded for the allowance for doubtful accounts. During 2010, ITP Benelli S.p.A had intentions to reach agreements with certain customers concerning overdue accounts receivable. As a consequence in 2010 the allowance is considered a temporary difference in terms of the provisions of Italian tax law and a deferred tax asset has been recorded.”

15.	Please provide the disclosure required pursuant to ASC 740-10-50-15 for uncertain tax positions, if material.

The Company notes the Staff’s comment and advises the Staff  that the group does not have material uncertain tax positions.

We believe that a modification to the disclosure is not necessary.

16.
Please also provide a detailed analysis that reconciles the disclosure on page 25 that your provision for deferred income taxes was $0 for each of the periods presented despite changes in the current and long-term deferred tax asset and liability accounts from period to period.

In response to the Staff’s comment, please find below the reconciliation required:

USD thousand	2009	Provision	(Receivable)	2010

Deferred tax assets	$-	$-	$(841)	$(841)
Deferred tax liabilities	330	120		450
Total	$330	$120	$(841)	$(392)

The Company notes the Staff’s comment and advises the Staff with the revised table below related to the provision for income taxes.

The table on page 25 has been revised in the financial statements as follows:

USD thousand	2010	2009	2008

Current
Italian companies	$2,004	$935	$672
US companies	-	318	282
Other foreign companies	-	-
Total provision (receivable) for current income taxes	$2,004	$1,254	$953
Deferred
Italian companies	(728)	(38)	117
US companies	6	152
Other foreign companies	-	-
Total provision (receivable) for deferred income taxes	$(721)	$115	$117
Total provision (receivable) for income taxes	$1,283	$1,369	$1,070

We have also added additional disclosure in note 22 to clarify one of the tables presented.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for you assistance in this matter.  Please do not hesitate to call me at 212-201-5353 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Enrico A. Pellegrini
Enrico A. Pellegrini, Esq.

cc w/o encl.:

Manfredi Mazziotti Di Celso
ITP Energy Corporation